UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ValCom, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

91888T 40 9

(CUSIP Number)

Nalinkant Amratlal Rathod
Asia Pacific Investment Holdings, Ltd.
24 Boon Lay Way, #01-73
Trade Hub 21
Singapore 609969
Telephone:  +65 6324 7787

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☒

CUSIP No. 91888T 40 9	Page 2 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ASIA PACIFIC INVESTMENT HOLDINGS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 61,372,300
REPORTING PERSON WITH:	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 61,372,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,372,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.45% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)
According to information provided to the Reporting Person by the Issuer of the Subject Securities, a total of 178,151,158 shares of Common Stock are issued and outstanding (including 50,000,000 shares of Common Stock issuable upon conversion of Issuer’s Series A Preferred Stock, par value $.001 per share (the “Series A Preferred Shares”)).

CUSIP No. 91888T 40 9	Page 3 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAHUL NALIN RATHOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION INDIA
NUMBER OF	7	SOLE VOTING POWER 3,795,000
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH:	9	SOLE DISPOSITIVE POWER 3,795,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,795,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.13% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
According to information provided to the Reporting Person by the Issuer of the Subject Securities, a total of 178,151,158 shares of Common Stock are issued and outstanding (including 50,000,000 shares of Common Stock issuable upon conversion of Issuer’s Series A Preferred Shares).

CUSIP No. 91888T 40 9	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NALINKANT AMRATLAL RATHOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION INDIA
NUMBER OF	7	SOLE VOTING POWER 28,392
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 61,372,300
REPORTING PERSON WITH:	9	SOLE DISPOSITIVE POWER 28,392
	10	SHARED DISPOSITIVE POWER 61,372,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,400,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.47%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
According to information provided to the Reporting Person by the Issuer of the Subject Securities, a total of 178,151,158 shares of Common Stock are issued and outstanding (including 50,000,000 shares of Common Stock issuable upon conversion of Issuer’s Series A Preferred Shares).

CUSIP No. 91888T 40 9	Page 5 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLOMED PTE. LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF SINGAPORE
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 50,000,0000
REPORTING PERSON WITH:	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 50,000,0000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.07% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)
According to information provided to the Reporting Person by the Issuer of the Subject Securities, a total of 178,151,158 shares of Common Stock are issued and outstanding (including 50,000,000 shares of Common Stock issuable upon conversion of Issuer’s Series A Preferred Shares).

CUSIP No. 91888T 40 9	Page 6 of 12

Preamble.

This Schedule 13D supersedes the Schedule 13G filed on April 4, 2011 by Asia Pacific Investment Holdings, Ltd. (“Asia Pacific”), Nalinkant Amratlal Rathod (“N. Rathod”) and Rahul Nalin Rathod (“R. Rathod”).  Asia Pacific, N. Rathod, R. Rathod and Solomed Pte. Ltd. (“Solomed”) are collectively referred to herein as the “Reporting Persons”.

Item 1.   Security and Issuer.

The class of equity securities to which this statement relates is shares of common stock, par value $.001 per share (the “Common Stock”), of ValCom, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 2113A Gulf Boulevard, Indian Rocks Beach, Florida  33785.

Item 2.   Identity and Background.

Asia Pacific is a limited liability company organized under the laws of the British Virgin Islands.  Asia Pacific is an investment holding company principally engaged in the business of holding direct or indirect interests in various operating businesses.  The principal business office of Asia Pacific is 24 Boon Lay Way, #01-73, Trade Hub 21, Singapore 609969.

Solomed is a company incorporated under the laws of the Republic of Singapore.  Solomed is an investment holding company principally engaged in the business of holding direct or indirect interests in various operating companies.  Asia Pacific owns 100% of the outstanding ownership interests of Solomed.  The principal business office of Solomed is 24 Boon Lay Way, #01-73, Trade Hub 21, Singapore 609969.

N. Rathod owns 100% of the outstanding ownership interests of Asia Pacific and is a director of Asia Pacific.  N. Rathod’s principal occupation is acting as Managing Director of Capital Managers Asia Pte. Ltd, pursuant to which he provides investment advisory and capital management services.  The principal business address of Capital Managers Asia Pte. Ltd. is Bakrie Tower, 39th Floor, Komplek Rasuna Epicentrum, Jl. HR Rasuna Said, Kuningan, Jakarta Selatan 12940, Indonesia.  N. Rathod also manages his own investments, which include the investment in the Company described herein.

The other directors of Asia Pacific are R. Rathod and  Bharati Nalin Rathod (“B. Rathod”).  The directors of Solomed are N. Rathod, R. Rathod and Uday Rathod.

B. Rathod is the wife of N. Rathod.  The principal occupation of B. Rathod is a homemaker.  B. Rathod disclaims beneficial ownership of the shares of Common Stock beneficially owned by Asia Pacific.

R. Rathod is the son of N. Rathod and B. Rathod.  The principal occupation of R. Rathod is acting as Managing Director of Bell Granito Ceramica Ltd, a vitrified floor tile manufacturing company located in India. The principal business address of Bell Granito Ceramica Ltd. is Village Gavasad, Taluka Padra, District – Vadodara, Gujarat 391430 India.  R. Rathod also manages his own investments, which include the investments in the Company described herein.

Uday Rathod also is a son of N. Rathod and B. Rathod.  The principal occupation of Uday Rathod is acting as Director of Bell Granito Ceramica Ltd, a vitrified floor tile manufacturing company located in India. The principal business address of Bell Granito Ceramica Ltd. is Village Gavasad, Taluka Padra, District – Vadodara, Gujarat 391430 India.

R. Rathod, B. Rathod, Uday Rathod and N. Rathod are citizens of India.

During the last five years prior to the date hereof, none of the Reporting Persons or any other person with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 91888T 40 9	Page 7 of 12

Item 3.   Source and Amount of Funds and Other Consideration.

Asia Pacific acquired a total 11,372,300 shares of Common Stock more than one year ago. Of the total number of shares, 10,000,000 were acquired directly from the Company and the balance were acquired in open market purchases. R. Rathod acquired a total 3,795,000 shares of Common Stock in open market purchases for an aggregate purchase price of $53,225.00.  N. Rathod personally acquired a total 28,392 shares of Common Stock more than one year ago in open market purchases.  Solomed acquired beneficial ownership of 50,000,000 shares of Common Stock pursuant to a pledge of 50,000,000 shares of series A preferred stock of the Company (the “Series A Preferred Shares”).

The funds for all of the purchases of Common Stock and Series A Preferred Shares described in this Item 3 were provided (i) in the case of R. Rathod and N. Rathod, solely out of personal funds and (ii) in the case of Asia Pacific and Solomed, solely out of their respective working capital.

As further described in Item 6 below, the Company and Solomed entered into a Term Facility Term Sheet in March 2011 (the “Facility Term Sheet”) and a Note Agreement (which superseded the Facility Term Sheet) in August  2011 (the “Note Agreement”).  A copy of the Facility Term Sheet is attached as Exhibit 1 hereto and a copy of the Note Agreement is attached as Exhibit 2 hereto.

Pursuant to the Note Agreement, Solomed has agreed to advance up to $1 million of term loans to the Company (the “Term Loans”).  In consideration of the Term Loans, the Company is required to issue Series A Preferred Shares to Solomed to (i) pay a servicing fee in the amount of $30,000, (ii) pay interest on the principal amount of Term Loans outstanding from time to time and (iii) repay $200,000 principal amount of Term Loans.

Pursuant to the Stock Pledge Agreement entered into in connection with the Note Agreement (the “Pledge Agreement”), a copy of which is attached as Exhibit 3 hereto, the Term Loans are secured by a first priority lien and security interest in the following:  (i) the capital stock of all direct and indirect current and future subsidiaries of the Company, (ii) fifty million (50,000,000) Series A Preferred Shares and (iii) fifty million (50,000,000) shares of Common Stock.

After the Facility Term Sheet was executed and delivered by the parties but before the Note Agreement and related loan documents (the “Loan Documents”) were finalized, Solomed made three (3) bridge loans to the Company aggregating $250,000 (the “Bridge Loans”).  In consideration of the Bridge Loans, the Company delivered to Solomed as security  for the Bridge Loans, a certificate evidencing fifty million (50,000,000) Series A Preferred Shares.  Pursuant to the Note Agreement, the principal amounts of the Bridge Loans have been converted into Term Loans.  Accrued interest under the Bridge Loans is payable in Series A Preferred Shares at a purchase price equal to $.01 per Series A Preferred Share.

According to information provided to the Reporting Persons by the Company, a total of 178,151,158 shares of Common Stock are issued and outstanding (including 50,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Shares).  The Series A Preferred Shares are convertible at any time on a one-for-one basis into shares of Common Stock.

Item 4.  Purpose of Transaction.

Asia Pacific and N. Rathod first acquired Common Stock several years ago for investment purposes. R. Rathod also initially acquired Common Stock for investment purposes.   Each of Asia Pacific, N. Rathod and R. Rathod believed that at the time of acquisition of the Common Stock, the trading price of the Common Stock did not reflect the true value of the Company.

CUSIP No. 91888T 40 9	Page 8 of 12

In 2011, Solomed agreed to advance $1,000,000 of Term Loans to the Company pursuant to the Loan Documents to provide the Company with additional funds to use in executing its business plan.  At the time the Facility Term Sheet was entered into and throughout the time the Loan Documents were negotiated by the parties, neither Solomed nor any other Reporting Person had the purpose of changing or influencing the control of the Company and neither the Facility Term Sheet nor the Loan Documents were structured with that purpose or for the effect of changing or influencing the control of the Company.  However, in response to an attempt by certain members of the Board of Directors of the Company to remove Vincent Vellardita as the Chairman and Chief Executive Officer of the Company, R. Rathod, N. Rathod and Asia Pacific voted their shares of Common Stock to retain Mr. Vellardita in office, remove the directors who were seeking Mr. Vellardita’s removal and elect R. Rathod and N. Rathod as directors of the Company.  Pursuant to rights granted to it as pledgee of the Series A Preferred Shares, Solomed also voted the Series A Preferred Shares to retain Vincent Vellardita as Chairman and Chief Executive Officer of the Company, remove the directors who sought Mr. Vellardita’s removal and elect R. Rathod and N. Rathod as directors of the Company. The Reporting Persons believe that Mr. Vellardita’s leadership provides the Company with its best opportunity to execute on its business plan and goals and eventually enhance shareholder value.  Subject to the Status Quo Order (defined below), R. Rathod and N. Rathod intend to remain on the Board of Directors of the Company and reserve the right to maintain contact with members of the  Company’s management, members of its Board of Directors, shareholders  and other relevant parties regarding plans and proposals as to how best to advance the strategic business plan of the Company and generally enhance shareholder value.

The Company has reported on Forms 8-K filed with the Securities and Exchange Commission the following:  (i) on August 22, 2011 a majority of the board of directors of the Company terminated Vincent Vellardita as Chairman of the Board, President and Chief Executive Officer of the Company and appointed Patrick Willemsen as Chairman of the Board, President and Chief Executive Officer of the Company; (ii) on August 21, 2011 the shareholders of the Company voted by written consent of a majority of the outstanding voting shares (the “Written Consent”) to remove Timothy Harrington, Michael Vredegoor and Silvana Costa Manning as directors of the Company and to elect N. Rathod and R. Rathod as directors of the Company; (iii) on August 26, 2011 Silvana Costa Manning filed a complaint in the Delaware Court of Chancery seeking to invalidate the Written Consent (the “Action”) and concurrently filed a motion for an interim status quo order (the “Status Quo Order”) to maintain the status quo with respect to the business and affairs of the Company.

The Status Quo Order was issued by the Delaware Court of Chancery on September 28, 2011.  The Status Quo Order provides that pending resolution of the Action (i) the Board of Directors of the Company shall consist of Vince Vellardita, Frank O’Donnell, Timothy Harrington, Silvana Costa Manning and Michael Vredegoor, (ii) Vince Vellardita shall remain the President and Chief Executive Officer of the Company and (iii) the Company shall not take any action outside its ordinary course of business including the actions enumerated in the Status Quo Order without the unanimous affirmative vote of the Board of Directors.

Except as described in this Item 4, none of the Reporting Persons nor any other person with respect to whom information is given in response to Item 2 has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.  The Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.  The Reporting Persons also reserve all of their rights and remedies under the Loan Documents including, without limitation, rights granted to Solomed as secured party under the Pledge Agreement.

Item 5.  Interest in Securities of the Company.

There have been no transactions in Common Stock effected by any Reporting Person during the past 60 days.  Asia Pacific acquired a total 11,372,300 shares of Common Stock more than one year ago. Of the total number of shares, 10,000,000 were acquired directly from the Company and the balance were acquired in open market purchases. R. Rathod acquired a total 3,795,000 shares of Common Stock in open market purchases for an aggregate purchase price of $53,225.00.  N. Rathod personally acquired a total 28,392 shares of Common Stock more than one year ago in open market purchases.  Solomed acquired beneficial ownership of 50,000,000 shares of Common Stock pursuant to rights relating to the pledge of 50,000,000 Series A Preferred Shares.

CUSIP No. 91888T 40 9	Page 9 of 12

R. Rathod has sole voting and dispositive power with respect to 3,795,000 shares of Common Stock that he personally owns.  N. Rathod has sole voting and dispositive power with respect to 28,392 shares of Common Stock that he personally owns.  N. Rathod also shares the power to vote or to direct the vote or to dispose or direct the disposition of the 11,372,300 shares of Common Stock held by Asia Pacific and the 50,000,000 shares of Common Stock beneficially owned by Solomed pursuant to rights granted to it under the pledge of 50,000,000 Series A Preferred Shares because (i) N. Rathod, as the 100% owner, controls Asia Pacific and in his capacity as director may act on behalf of Asia Pacific to vote or to direct the vote or to dispose or direct the disposition of the shares of Common Stock held by Asia Pacific and (ii) Asia Pacific is the 100% owner of Solomed.

As described in Item 3 above, the Company and Solomed entered into the Facility Term Sheet in March 2011 and the Note Agreement (which superseded the Facility Term Sheet) in August 2011.  Pursuant to the Note Agreement, Solomed has agreed to advance up to $1 million of Term Loans to the Company.  The Note Agreement provides that $500,000 of the Term Loans is to be used for the Company’s working capital, $300,000 of the Term Loans is to be used for an investment designated by the Company acceptable to Solomed and $200,000 of the Term Loans is to be used to repurchase Common Stock in open market transactions (the “Common Share Repurchase”).

The Note Agreement requires the Company to issue Series A Preferred Shares to Solomed to (i) pay a servicing fee in the amount of $30,000, (ii) pay interest on the principal amount of Term Loans and (iii) repay $200,000 principal amount of Term Loans.  Interest is payable under the Note Agreement in advance and in full at the closing of each Term Loan at a rate per annum equal to twelve (12) months LIBOR plus 11%.  The interest and servicing fee are payable by issuance of Series A Preferred Shares at the rate of $0.01 per Series A Preferred Share (subject to reduction of the share purchase price based on the Company’s failure to satisfy certain hurdles set forth in the Company’s business plan dated January 2011).  As of the date of filing of this Schedule 13D, 12,580,747 shares of Common Stock are required to be issued to Solomed in payment of the servicing fee and interest under the Note Agreement and accrued interest under the Bridge Loans.

The Term Loans mature on the earliest to occur of August 22, 2014, a change of control of the Company or an event of default under the Note Agreement.  On the maturity date of the Term Loans, $800,000 principal amount of the Term Loans are to be repaid in cash and the balance is to be repaid in that number of Series A Preferred Shares equal to the number of shares of Common Stock repurchased pursuant to the Common Share Repurchase.

The Loan Documents require mandatory prepayment of the Term Loans (to the extent of proceeds received) in the event of any of the following:  (i)  any stock issuance (ordinary or preferred); (ii) sale of any assets or shares in subsidiaries; (iii) capital is available to the Company; and (iv) the incurrence of any borrowings.

All of the obligations of the Company under the Note Agreement are guaranteed by two subsidiaries of the Company, My Family TV, LLC and Valencia Entertainment, Inc..  In addition, pursuant to the terms and conditions of the Pledge Agreement,  the Term Loans are secured by a first priority lien and security interest in the following:  (i) the capital stock of all direct and indirect current and future subsidiaries of the Company, (ii) fifty million (50,000,000) Series A Preferred Shares and (iii) fifty million (50,000,000) shares of Common Stock.  Upon an event of default under the Pledge Agreement, Solomed has the right to vote the securities pledged thereunder and to sell such pledged securities at any private sale or at public auction.

After the Facility Term Sheet was executed and delivered by the parties but before the Note Agreement and related Loan Documents were finalized, Solomed advanced the Company $250,000 pursuant to the Bridge Loans.  In consideration of the Bridge Loans, the Company delivered to Solomed as security  for the Bridge Loans, a certificate evidencing fifty million (50,000,000) Series A Preferred Shares.  Interest under the Bridge Loans is payable in Series A Preferred Shares at a purchase price equal to $.01 per Series A Preferred Share.  Pursuant to the Note Agreement, the principal amounts of the Bridge Loans have been converted into Term Loans.

Pursuant to the Certificate of Designations fixing the designations, rights, preferences and other terms and provisions of the Series A Preferred Shares, the Series A Preferred Shares are convertible at any time on a one-for-one basis into shares of Common Stock.  In addition, the Series A Preferred  Shares vote on an as-converted basis together with the Common Stock and any class of preferred stock entitled to vote with the Common Stock on all matters submitted to a vote of the stockholders of the Company.

CUSIP No. 91888T 40 9	Page 10 of 12

The Series A Preferred Shares and the shares of Common Stock issuable upon conversion of the Series A Preferred Shares are not registered under the Securities Act of 1933, as amended (the ‘Securities Act”).  Pursuant to the Note Agreement, the Company and Solomed entered into a Registration Rights Agreement, a copy of which is attached as Exhibit 4 hereto, whereby upon demand by Solomed  the Company shall use its best efforts to register under the Securities Act the shares of Common Stock issuable upon conversion of the Series A Preferred Shares (“Registrable Securities”).  In addition, the Registration Rights Agreement provides that in connection with the Company’s registration of Common Stock under the Securities Act, upon the request of Solomed the Company shall use its best efforts to include Registrable Securities held by Solomed in such registration.

Other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock of the Company in the past sixty (60) days.

To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in Item 5 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (whether or not legally enforceable) between the Company and any of the Reporting Persons.

Item 7. Materials to be Filed as Exhibits.

(1)	Term Facility Term Sheet between Solomed Pte. Ltd. and ValCom, Inc.

(2)	Note Agreement, dated as of August 22, 2011, between Solomed Pte. Ltd. and ValCom, Inc.

(3)	Stock Pledge Agreement, dated as of August 22, 2011, between Solomed Pte. Ltd. and ValCom, Inc.

(4)	Registration Rights Agreement, dated as of August 22, 2011, between Solomed Pte. Ltd. and ValCom, Inc.

(5)	Joint Filing Agreement dated September 28, 2011, among Rahul Nalin Rathod, Nalinkant Amratlal Rathod,Asia Pacific Investment Holdings, Ltd. and Solomed Pte. Ltd.

CUSIP No. 91888T 40 9	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  September 28, 2011

/s/ NALINKANT AMRATLAL RATHOD
NALINKANT AMRATLAL RATHOD

/s/ RAHUL NALIN RATHOD
RAHUL NALIN RATHOD

ASIA PACIFIC INVESTMENT HOLDINGS, LTD.

/s/ Nalinkant Amratlal Rathod
By:	Nalinkant Amratlal Rathod
Its: Director

SOLOMED PTE. LTD.

/s/ Nalinkant Amratlal Rathod
By:	Nalinkant Amratlal Rathod
Its: Director

CUSIP No. 91888T 40 9	Page 12 of 12

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of ValCom, Inc. or any other issuer.  For that purpose, the undersigned hereby constitute and appoint Nalinkant Amratlal Rathod, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 28th day of September, 2011.

/s/ NALINKANT AMRATLAL RATHOD
NALINKANT AMRATLAL RATHOD

/s/ RAHUL NALIN RATHOD
RAHUL NALIN RATHOD

ASIA PACIFIC INVESTMENT HOLDINGS, LTD.

/s/ Nalinkant Amratlal Rathod
By:	Nalinkant Amratlal Rathod
Its: Director

SOLOMED PTE. LTD.

/s/ Nalinkant Amratlal Rathod
By:	Nalinkant Amratlal Rathod
Its: Director